UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Supplemental Disclosure to Management Proxy Circular	3 - 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007	Cameco Corporation
	By:	"Gary M.S. Chad"
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

CAMECO CORPORATION
SUPPLEMENTAL DISCLOSURE TO THE MANAGEMENT PROXY CIRCULAR
APRIL 10, 2007
At the time of printing Cameco’s 2007 management proxy circular, the awards of performance share units (PSUs) and stock options to the Named Executive Officers in respect of performance in 2006 had not yet been granted due to a trading blackout period imposed by the corporation. As the trading blackout period was subsequently lifted, the PSU and option awards were granted to the Named Executive Officers on March 30, 2007. Information about such awards is included in the tables below.
     2007 Executive Stock Option and PSU Grants
The following table provides details on the option grants and PSU grants on March 30, 2007 to the Named Executive Officers to recognize performance in 2006. This information is in addition to that required to be disclosed under applicable securities law requirements.

Name	Securities Under Options Granted (#)	Value of Options on Date of Grant[1] ($)	Exercise Price ($/security)[2]	Expiration Date	PSUs Granted[3] (#)	Value of PSUs Granted[3,4] ($)	Performance Period Maturation[5]
Gerald W. Grandey	40,000	856,400	46.88	March 30, 2015	15,000	703,200	December 31, 2009
O. Kim Goheen	25,000	535,250	46.88	March 30, 2015	8,000	375,040	December 31, 2009
Terry V. Rogers	13,500	289,035	46.88	March 30, 2015	0	—	—
George B. Assie	30,000	642,300	46.88	March 30, 2015	8,000	375,040	December 31, 2009
Gary M.S. Chad	20,000	428,200	46.88	March 30, 2015	6,000	281,280	December 31, 2009

Notes:

1.	The stock option awards made on March 30, 2007 are valued using the Black-Scholes option-pricing model to determine a value of approximately $21.41 per option. Key assumptions used in this model were: a dividend yield of 0.34%, 35% volatility, a risk-free rate of 4.0%, and an eight-year life. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

2.	The stock option exercise price of $46.88 was determined based upon the closing price of Cameco shares on the TSX on the day immediately preceding the grant.

3.	The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on Cameco’s performance (and 200% for truly exceptional performance).

4.	The amounts shown represent the product of the number of PSUs granted to each Named Executive Officer and $46.88, the closing price of Cameco shares on the TSX on the day immediately preceding the grant.

5.	The three-year performance period for the PSUs granted on March 30, 2007 is from January 1, 2007 to December 31, 2009. Payout will occur within 90 days of the end of the performance period, unless the executive’s employment ceases due to retirement, permanent disability, death or termination without cause prior to the end of the performance period, in which case payout will occur earlier and be pro-rated to the executive’s employment period during the three years.
     Total Compensation Disclosure
The following table shows the total compensation, as determined by the Human Resources and Compensation Committee (HRCC) and approved by the Board, for the Named Executive Officers for the last three fiscal years (2006, 2005 and 2004). Cameco defines total compensation as the aggregate of all compensation sources, including base salary, annual incentive, performance-based equity incentives (e.g. option grants and PSUs), pension benefits and perquisites. The data included in this table is intended to reflect compensation for the performance in the year noted, which disclosure is different than that in the Summary Compensation Table disclosed on page 37 of Cameco’s 2007 management proxy circular. The cash bonus and grants of PSUs and options were awarded in respect of performance in the fiscal year indicated and were granted in the subsequent fiscal year.

	Year
	2006	2005	2004
	($)	($)	($)
Gerald W. Grandey
President and Chief Executive Officer
Annualized base salary	806,000	771,300	741,000
Cash bonus	0	600,000	650,000
Performance Share Units (PSUs)[1]	703,200	706,680	2,433,600
Stock Options[2]	856,400	1,615,940	2,558,325
Other annual compensation[3]	23,408	20,844	30,767
Annual pension service cost[4]	241,700	221,600	180,800

TOTAL COMPENSATION	2,630,708	3,936,364	6,594,492

O. Kim Goheen
Senior Vice-President and Chief Financial Officer
Annualized base salary[5]	418,000	400,000	145,833
Cash bonus	184,000	234,000	186,200
Performance Share Units (PSUs)[1]	375,040	353,340	340,704
Stock Options[2]	535,250	864,340	1,096,425
Other annual compensation[3]	29,942	33,046	28,086
Annual pension service cost[4]	113,200	105,700	31,300

TOTAL COMPENSATION	1,655,432	1,990,426	1,828,548

Terry Rogers
Senior Vice-President and Chief Operating Officer
Annualized base salary	503,700	482,000	463,500
Cash bonus	150,000	253,300	286,000
Performance Share Units (PSUs)[1]	0	392,600	454,272
Stock Options[2]	289,035	939,500	1,315,710
Other annual compensation[3]	37,825	35,542	35,297
Annual pension service cost[4]	162,400	152,900	112,700

TOTAL COMPENSATION	1,142,960	2,255,842	2,667,479

George Assie
Senior Vice-President, Marketing and Business Development
Annualized base salary	503,700	482,000	463,500
Cash bonus	242,000	324,000	310,000
Performance Share Units (PSUs)[1]	375,040	392,600	486,720
Stock Options[2]	642,300	1,014,660	1,534,995
Other annual compensation[3]	32,842	30,933	28,599
Annual pension service cost[4]	108,800	109,700	78,200

TOTAL COMPENSATION	1,904,682	2,353,893	2,902,014

Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs and Corporate Secretary
Annualized base salary	391,900	375,000	290,000
Cash bonus	157,000	173,700	160,100
Performance Share Units (PSUs)[1]	281,280	298,376	227,136
Stock Options[2]	428,200	751,600	1,096,425
Other annual compensation [3]	17,339	16,016	18,967
Annual pension service cost [4]	117,800	118,500	88,800

TOTAL COMPENSATION	1,393,519	1,733,192	1,881,428

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. As PSUs account for a significant portion of the Named Executive Officers’ long-term incentive awards, PSUs are being disclosed for the year in respect of which they were granted, which is the same approach adopted for disclosing option awards. For the award made in March 2007 for fiscal 2006 performance, this represents the following number of PSUs for the Named Executive Officers at a grant price of $46.88: 15,000 PSUs for Mr. Grandey; 8,000 PSUs for Mr. Goheen; 0 PSUs for Mr. Rogers; 8,000 PSUs for Mr. Assie; and 6,000 PSUs for Mr. Chad. For the award made in March 2006 for fiscal 2005 performance, this represents the following number of PSUs for the Named Executive Officers at a grant price of $39.26: 18,000 PSUs for Mr. Grandey; 9,000 PSUs for Mr. Goheen; 10,000 PSUs for Mr. Rogers; 10,000 PSUs for Mr. Assie; and 7,600 PSUs for

Mr. Chad. For the award made in March 2005 for fiscal 2004 performance, this represents the following number of PSUs for the Named Executive Officers at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split): 90,000 PSUs for Mr. Grandey; 12,600 PSUs for Mr. Goheen; 16,800 PSUs for Mr. Rogers; 18,000 PSUs for Mr. Assie; and 8,400 PSUs for Mr. Chad. The amounts shown reflect 100% of the original number of PSUs awarded and have not been adjusted to reflect performance. The actual number of PSUs that will be earned by the Named Executive Officers can vary from 0% to 150% of the original number granted based on Cameco’s performance (and 200% for truly exceptional performance).

2.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the awards made in March 2007 for fiscal 2006 performance, in 2006 for fiscal 2005 performance, and in 2005 for fiscal 2004 performance were valued using the Black-Scholes option-pricing model to determine values of approximately $21.41 per option in 2007, $18.79 per option in 2006 and $12.18 per option in 2005. Key assumptions used in this model in 2007 were: a dividend yield of 0.34%, 35% volatility, a risk-free rate of 4.0% and an eight-year life. Key assumptions used in this model in 2006 were: a dividend yield of 0.39%, 35% volatility, a risk-free rate of 4.2% and an eight-year life. Key assumptions used in 2005 were: a dividend yield of 0.44%, 34.4% volatility, a risk-free rate of 4.2% and an eight-year life. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents employer contribution to all perquisites and, for Messrs. Goheen, Rogers and Assie, this also includes employer contribution under the defined contribution pension plan. In addition, for Messrs. Grandey, Goheen and Chad, this amount includes the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to Named Executive Officers under the Cameco stock option plan to purchase Cameco shares; and, for Mr. Grandey, in addition for 2004, 2005 and a portion of 2006, for a loan; and for Mr. Goheen, for a housing loan in 2004, 2005 and a portion of 2006. As of December 31, 2006, these loans have been repaid.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

5.	Mr. Goheen’s base salary for 2004 has been pro-rated to reflect five months as chief financial officer commencing August 1, 2004.

     Stock Option Plan
On March 30, 2007, Cameco granted 942,775 options under Cameco’s stock option plan to a total of 640 recipients ranging from senior executives to first line supervisory employees, as compared to 1,470,730 options granted to 522 recipients in March 2006.
A maximum of 43,017,198 Cameco shares, representing 12% of the issued and outstanding Cameco shares as of March 30, 2007, may be issued under Cameco’s Stock Option Plan (Option Plan) and pursuant to any other compensation arrangement. As of the close of business on March 30, 2007, there were 7,194,202 Cameco shares, representing 2.0% of the issued and outstanding Cameco shares, to be issued upon the exercise of outstanding options under the Option Plan, and 12,355,999 Cameco shares, representing 3.5% of the issued and outstanding Cameco shares, remaining available for issuance under the Option Plan.
The following shows the activity in the Option Plan which has taken place since inception:

Initial Share Reserve Maximum (August 15, 1995)	31,460,418
Share Reserve Increase (June 12, 2006)	11,556,780
Share Reserve Maximum	43,017,198
Remaining Available for Grant	12,355,999
Total Shares Issuable Under Outstanding Options (end of business March 30, 2007)	7,194,202
Issued and Outstanding Shares (end of business March 30, 2007)	353,429,916
Total Shares Issuable Under Outstanding Options/Total Shares Issued and Outstanding (end of business March 30, 2007)	2.0%